FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 06, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
06 August 2024

NatWest Group plc

Publication of the 2024 NatWest Group report on its resolvability self-assessment
NatWest Group notes the publication today by the Bank of England concerning the resolvability of firms within the scope of the Resolution Assessment Part of the Prudential Regulation Authority Rulebook.  NatWest Group plc today announces the publication of its 2024 report on its resolvability self-assessment.  The report is available on NatWest Group plc's website at:  https://www.natwestgroup.com/content/dam/natwestgroup_com/natwestgroup/pdf/Our-readiness-for-resolution-2024.pdf

For further information, please contact:

Investor Relations
Claire Kane
+44 (0) 207 672 1758 (UK)

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 06 August 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary